O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

April 7, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Geoff Kruczek, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Global, Inc.
Preliminary Proxy Statement filed by Lone Star Value Investors, LP,
Lone Star Value Investors GP, LLC, Lone Star Value Management, LLC,
Jeffrey E. Eberwein, Bradley L. Radoff and Richard K. Coleman, Jr.
Filed on March 19, 2014 (the “Proxy Statement”)
File No. 000-50129

Dear Mr. Kruczek:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 28, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our clients, Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”) and Bradley L. Radoff (collectively, the “Lone Star Value Group”), and we provide the following responses on the Lone Star Value Group’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Letter to Shareholders

1.
The penultimate sentence of the first paragraph implies that the current Board lacks “appropriate and relevant skill sets and a shared objective of enhancing value for the benefit of all Hudson stockholders.”  Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Provide us with the factual support for this assertion.  In this regard, please note that the factual foundation offered must be reasonable.  See Note b. to Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 7, 2014

The Lone Star Value Group confirms its understanding of Note b to Rule 14a-9 and further confirms its intentions to avoid in the future issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.

The Lone Star Value Group notes that the referenced statement addresses the qualifications and value that its Nominees would bring to the Board if elected.  The statement does not explicitly or implicitly refer to the current directors.  Notwithstanding the above, the Lone Star Value Group, believes that if such statement were interpreted as an implicit belief and opinion that the current directors lack “appropriate and relevant skill sets and a shared objective of enhancing value for the benefit of all Hudson stockholders,” then such a belief would be well-substantiated and the statement in full compliance with Note b to Rule 14a-9.  As detailed by the Lone Star Value Group in the Reasons for the Solicitation section of the Proxy Statement, HSON has deeply underperformed, both operationally and in the market, for an extended period of time including for the duration of the tenure of the two contested directors.  In that context it is reasonable to conclude, that the incumbents either lack the “appropriate and relevant skill sets” to turnaround the business or lack the “shared objective of enhancing value for the benefit of all Hudson stockholders.”

2.
We note the statements about including “direct stockholder representatives” on the Board and how your interests are “fully aligned” with the interests of other Hudson stockholders.  Please tell us, with a view toward revised disclosure, whether any of the shares over which any participant has beneficial ownership were acquired or are being held for the account of unaffiliated third parties, such as clients.

The Lone Star Value Group acknowledges the Staff’s comment and provides the following supplemental response.  As stated in the Proxy Statement, Lone Star Value Investors has purchased the Shares reported owned by it in the Proxy Statement with the working capital of the fund, and Mr. Radoff purchased the Shares he owns with personal funds.  Lone Star Value Investors is a limited partnership investment vehicle and its investment manager has full discretion and investment control over the acquisition, disposition and voting of the Shares reported owned by it.   The limited partners of Lone Star Value Investors do not have investment discretion over the Shares held by Lone Star Value Investors. Mr. Radoff has full discretion and investment control over the acquisition, disposition and voting of the Shares he owns.

As such, The Lone Star Value Group believes that the Shares reported owned by Lone Star Value Investors and Mr. Radoff, respectively, are in each case appropriately deemed directly beneficially owned by Lone Star Value Investors and Mr. Radoff.  As a result any director candidate of the Lone Star Value Group if elected to the Board should appropriately be deemed a direct shareholder representative on the Board.

Background to the Solicitation, page 4

3.
Please refer to the penultimate bullet point on page 5.  The context of the disclosure “despite Hudson’s long history of poor performance” suggests either: (1) Mr. Marquez actually stated that quoted phrase to Mr. Eberwein; or (2) the incumbent directors stated that quoted phrase to Mr. Marquez, who then relayed it to Mr. Eberwein.  If neither of these is correct, please revise accordingly.

The Lone Star Value Group acknowledges the Staff’s comment and has revised the disclosure accordingly. See page 5 of the Proxy Statement.

April 7, 2014

Reasons for the Solicitation, page 6

4.
We note the concerns listed.  For each, please revise to clarify how your nominees would address the concerns identified.  For example, discuss “the actions that they believe are necessary to enhance stockholder value,” as mentioned on page 10.  As another example, explain whether the nominees seek to be appointed to the Company’s compensation committee so that compensation practices may be modified and, if so, how modified.  While we understand that a stockholder representative should chair such committee, it remains unclear if you mean one of your nominees should be chairman.

The Lone Star Value Group acknowledges the Staff’s comment and has revised the Proxy Statement to provide clarification as to the actions that the Nominees believe may be necessary to enhance stockholder value and to expressly state that the Lone Star Value believes that one of the Nominees should chair the Compensation Committee of the Board. See page 9 of the Proxy Statement.

We Are Concerned With the Lack of Sufficient Stock Ownership . . ., page 8

5.	Please support the characterization of cash compensation to directors as “generous.”

The Lone Star Value Group acknowledges the Staff’s comment and on a supplemental basis the Lone Star Value Group provides the following information demonstrating that the directors of HSON have been paid large compensation over the years.  The data is a summary of public disclosure provided by HSON in its filings with the Commission.

April 7, 2014

As evidenced by the tables below, the Board’s cumulative compensation has steadily increased and significantly as a percentage of Cash From Operations on both a total and cash component basis. Furthermore, director cash compensation has increased since 2003 despite cumulatively negative and stagnant results for net income and pre-tax income.

Proposal Number 1: Election of Directors, page 10

6.
We noticed the disclosure that “[e]ach of the Nominees may be deemed to be a member of the Group...for the purposes of Section 13(d)(3)...and accordingly may be deemed to beneficially own the shares of common stock owned directly by the other members of the Group.”  Please provide us with a brief legal analysis in support of this statement, or make revisions to the disclosure to remove the implication that membership in a group alone, without more, results in shared beneficial ownership among group members.  Make conforming changes to the section titled “Additional Participant Information” if necessary.

April 7, 2014

The Lone Star Value Group acknowledges the Staff’s comment and has revised the Proxy Statement to remove the implication that membership in a group under Rule 13d-5 alone, without more, results in shared beneficial ownership among group members. (SEC Q & A, Question No. 105.06 (January 3, 2014): “The formation of a group under Rule 13d-5(b), without more, does not result in the attribution of beneficial ownership to each group member of the securities beneficially owned by other members.”).  See pages 12 and 18 of the Proxy Statement.

Quorum; Broker Non-votes; Discretionary voting, page 15

7.
The second paragraph indicates that brokers will not have discretionary authority to vote on any of the proposals included in this filing.  The last paragraph on this page implies that brokers will have discretionary authority to vote on proposal three.  Please reconcile, and disclose the support for any conclusion reached that in a contested election, a broker still may retain discretionary authority to vote on any routine proposals to be introduced and voted upon at the meeting.

The Lone Star Value Group acknowledges the Staff’s comment and has revised its disclosure in the Proxy Statement accordingly. The Lone Star Value Group agrees that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. See page 16 of the Proxy Statement.

Incorporation by Reference, page 19

8.
If the participants intend to rely on Rule 14a-5(c), please disclose that fact.  Also, please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate.  Alternatively, if a decision is made to disseminate the proxy statement prior to the distribution of the Company’s proxy statement, the participants must undertake to provide the omitted information to security holders.  Please advise as to the participants’ intent in this regard.

The Lone Star Value Group acknowledges the Staff’s comment regarding the use of Rule 14a-5(c) and confirms its intent to rely on Rule 14a-5(c).  It is the Lone Star Value Group’s understanding that to the extent the Proxy Statement refers to information contained in the Company’s proxy statement, the Lone Star Value Group can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  However, the Lone Star Value Group intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

April 7, 2014

Solicitation of Proxies, page 17

9.
We note that proxies will be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Please confirm your understanding.

The Lone Star Value Group acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use and the Lone Star Group further confirms its intention to do so.

Form of Proxy Card

10.
Refer to the third paragraph of the card in bold and capital letters.  A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote.  As currently written with bracketed drafting language, the card does not appear to specify how the shares will be voted with respect to Proposal 2.  Please revise accordingly.  Refer to Exchange Act Rule 14a-4(b)(1).  Please make corresponding changes to the proxy statement itself to the extent necessary.

The Lone Star Value Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. The Lone Star Value Group confirms that it will clearly specify on the form of proxy in bold-face type how it intends to vote on Proposal 2 prior to filing a definitive proxy statement with the Commission. Please see the Form of Proxy Card and pages 1 and 14 of the Proxy Statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely, /s/ Steve Wolosky Steve Wolosky

cc:	Jeffrey E. Eberwein, Lone Star Value Management, LLC
Aneliya S. Crawford, Esq., Olshan Frome Wolosky LLP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 19, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein, Individually and as Attorney-In-Fact for Richard K. Coleman, Jr.

/s/ Bradley L. Radoff
Bradley L. Radoff